SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name of Subject Company (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior)

(Title of Class of Securities)

031162 AL4

(CUSIP Number of Class of Securities)

with copy to:
David J. Scott, Esq. Senior Vice President, General Counsel and Secretary One Amgen Center Drive Thousand Oaks, California 91320-1799 (805) 447-1000	Charles K. Ruck, Esq. Gregory P. Rodgers, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, CA 90071-2007 (213) 485-1234
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$1,742,469,550	$186,445

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior) (the “Securities”), as described herein, is $747.01 per $1,000 principal amount at maturity outstanding. As of January 31, 2006 there was $2,332,592,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $1,742,469,550.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”) filed by Amgen Inc., (the “Company”), on January 31, 2006 related to the Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior) (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities, to sell, and the obligation of the Company to purchase, the Securities, as set forth in the Company Notice to Holders of Zero Coupon Convertible Notes due 2032, dated January 31, 2006 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). This Amendment amends and supplements the Schedule TO-I as set forth below.

This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Items 1 through 9 of the Schedule TO-I, which incorporate by reference the information contained in the Put Option, are amended and supplemented as provided in the revised Company Notice filed herewith.

Item 12.	Exhibits.

(a)(1)(A)	Revised Company Notice to Holders of Zero Coupon Convertible Notes due 2032, dated January 31, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/ David J. Scott
Name:	David J. Scott
Title:	Senior Vice President, General Counsel and Secretary

Dated:	February 10, 2006

EXHIBIT INDEX

(a	)(1)(A)	Revised Company Notice to Holders of Zero Coupon Convertible Notes due 2032, dated January 31, 2006.

(a	)(1)(B)*	Form of Substitute Form W-9.

(a	)(5)*	Press release issued by the Company on January 31, 2006.

(b	)	Not applicable.

(d	)(1)*	Indenture, dated as of May 6, 2005, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2005.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed.